Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-264769

Prospectus Supplement No. 5

(to Prospectus dated May 13, 2022)

Up to 12,380,260 Shares

CBL & ASSOCIATES PROPERTIES, INC.

Common Stock

This prospectus supplement (“Prospectus Supplement No. 5”) is being filed to update and supplement the information contained in the prospectus dated May 13, 2022 (as supplemented to date, the “Prospectus”) related to the resale or other disposition by the selling stockholders (the “Selling Stockholders”) identified in the Prospectus of up to an aggregate of 12,380,260 shares of common stock, par value $0.001 per share, of CBL & Associates Properties, Inc. (“CBL,” the “Company,” ”we,” “our” or “us”), with the information contained in Items 5.02 and 8.01 of our Current Report on Form 8-K dated August 10, 2022, filed with the Securities and Exchange Commission (“SEC”) on August 10, 2022 (the “August 10, 2022 Form 8-K”).  Accordingly, we have attached the August 10, 2022 Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto.  This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “CBL.”  On August 9, 2022, the last sale price of our common stock, as reported on the NYSE was $30.50 per share.

We are not selling any securities under the Prospectus and will not receive any of the proceeds from the sale of shares of our common stock by the Selling Stockholders.  We have agreed to bear all fees and expenses (excluding any underwriting discounts or commissions or transfer taxes, if any, of any Selling Stockholder) incident to the registration of the securities covered by the Prospectus.

 Investing in us involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus and in any applicable prospectus supplement for a discussion of the risks that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 10, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):  August 10, 2022

CBL & ASSOCIATES PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-12494	62-1545718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421-6000

(Address of principal executive office, including zip code)

423-855-0001

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered under Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	CBL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(d)  Pursuant to the recommendation of the Company’s management and effective August 10, 2022, the Board of Directors of CBL & Associates Properties, Inc. (the “Company”) has appointed Jeffrey Kivitz to the Board as an additional director of the Company.  Mr. Kivitz was also appointed to serve as a member of the Company’s Compensation Committee and Nominating/Corporate Governance Committee.

Mr. Kivitz is a Partner with Canyon Partners, LLC (together with its affiliates, “Canyon”).  He is responsible for the firm’s investments in companies across the REIT, technology, software, building products and retail sectors.  Prior to joining Canyon in 2008, Mr. Kivitz worked as a consultant in both the private equity and general consulting practices at Bain & Company, where he acted as an advisor on buyout and corporate strategy.  Mr. Kivitz graduated cum laude from Williams College (B.A., Economics).

In connection with his appointment to the Company’s Board of Directors, Mr. Kivitz agreed with Canyon that he will resign as a director of the Company if he ceases to be employed with Canyon.  Apart from such agreement, there are no arrangements or understandings between Mr. Kivitz and any other persons pursuant to which he was selected as director.

The interests of Canyon Capital Advisors LLC, an affiliate of Canyon, and certain of its related parties, in transactions related to the Company’s voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, and in certain subsequent transactions in the Company’s securities, are described in the proxy statement for the Company’s 2022 Annual Meeting of Shareholders (the “2022 Proxy Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2022 under the headings “ELECTION OF DIRECTORS – Impact of our Voluntary Reorganization Under Chapter 11” and “CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS – Related Person Transactions Pursuant to the Terms of the Chapter 11 Cases and the Plan,” which disclosures are incorporated herein by reference.  Capitalized terms used in this report and not defined are used as defined in the 2022 Proxy Statement.  The Company understands that, as of the date of this report, Canyon Capital Advisors LLC and its related parties (as described in Footnote (3) to the ownership table presented under the heading “Security Ownership of Certain Beneficial Owners and Management in the 2022 Proxy Statement, which information is incorporated herein by reference), beneficially own an aggregate of 8,396,293 shares of the Company’s common stock (representing approximately 26.4% of the Company’s total outstanding shares).  Subsequent to the date of the 2022 Proxy Statement and effective as of June 7, 2022, the Company redeemed all of its outstanding 10% Senior Secured Notes due 2029, which resulted in aggregate cash payments of $79,399,768 to Canyon Capital Advisors LLC and its related parties (as described in the 2022 Proxy Statement) related to their pro rata share of the Senior Secured Notes that were redeemed.

As Partner of Canyon, Mr. Kivitz has an indirect interest in the above-described transactions, which could be deemed to be material as contemplated by Item 404(a) of SEC Regulation S-K.  As a partner of Canyon, Mr. Kivitz receives a portion of amounts received by Canyon related to the management and increase in value of certain of the funds and accounts advised by Canyon whose portfolios include an investment in the Company.

Mr. Kivitz will be compensated for his services as a director in accordance with the Company’s standard compensation arrangements for non-employee directors as disclosed in the 2022 Proxy Statement.  In connection with his election as director, the Company expects to enter into customary indemnification agreements with Mr. Kivitz substantially identical to the Company’s indemnification agreements with each of its other independent directors.

ITEM 7.01 Regulation FD Disclosure

On August 10, 2022, the Company issued a press release announcing Mr. Kivitz’ appointment as a director, a copy of which is furnished as Exhibit 99.1 to this report.

ITEM 8.01 Other Events

On August 10, 2022, the Company issued a press release announcing that the Company’s Board of Directors had declared a dividend of $0.25 per common share for the quarter ending September 30, 2022, payable in cash on September 30, 2022 to shareholders of record as of September 15, 2022.  The Company also updated its current outlook for dividend payments for the remainder of 2022, based on the anticipated payment of the minimum distribution (at least 90% of taxable income) required to maintain CBL’s status as a real estate investment trust (REIT).

A copy of the press release announcing the dividend information is attached hereto as Exhibit 99.2 and is incorporated herein by reference and constitutes part of this report.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description
99.1	Press Release – CBL Properties Welcomes Jeff Kivitz to its Board of Directors.
99.2	Press Release – CBL Properties Declares Third Quarter Common Stock Dividend.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBL & ASSOCIATES PROPERTIES, INC.

Date: August 10, 2022	/s/ Farzana Khaleel
Farzana Khaleel
Executive Vice President -
Chief Financial Officer and Treasurer

Exhibit 99.1

News Release

Investor Contact: Katie Reinsmidt, Executive Vice President & Chief Investment Officer, 423.490.8301, Katie.Reinsmidt@cblproperties.com

Media Contact:  Stacey Keating, Vice President– Corporate Communications, 423.490.8361, Stacey.Keating@cblproperties.com

CBL PROPERTIES WELCOMES JEFF KIVITZ TO ITS BOARD OF DIRECTORS

CHATTANOOGA, Tenn. (August 10, 2022) – CBL Properties (NYSE: CBL) today announced that Jeff Kivitz has been appointed to the company’s board of directors.  Mr. Kivitz was also appointed to serve as a member of the company’s compensation committee and nominating/corporate governance Committee.

“Jeff brings great experience to CBL’s board of directors,” said Stephen D. Lebovitz, chief executive officer. “We have had the opportunity to get to know and work with Jeff through CBL’s restructuring and since emergence through his role at Canyon Partners, CBL’s current top shareholder.  His extensive investment experience will be important as we continue our focus on maximizing value for our shareholders.”

Mr. Kivitz is a Partner with Canyon Partners, LLC.  He is responsible for the firm’s investments in companies across the REIT, technology, software, building product, and retail sectors. Prior to joining Canyon, Mr. Kivitz worked as a consultant in both the private equity and general consulting practices at Bain & Company, where he acted as an advisor on buyout and corporate strategy. Mr. Kivitz graduated cum laude from Williams College (B.A., Economics).

About Canyon Partners LLC

Founded and partner owned since 1990, Canyon is a global alternative investment manager with eight offices worldwide. The firm employs a deep value, credit intensive approach with a focus on special situations and other complex investments. Canyon’s strategies encompass a broad range of asset classes, including specialty financings, distressed investments, corporate bonds, securitized assets, real estate, arbitrage, and value equities. For more information visit: www.canyonpartners.com

About CBL Properties

Headquartered in Chattanooga, TN, CBL Properties owns and manages a national portfolio of market-dominant properties located in dynamic and growing communities. CBL’s owned and managed portfolio is comprised of 95 properties totaling 59.6 million square feet across 24 states, including 57 high-quality enclosed malls, outlet centers and lifestyle retail centers as well as more than 30 open-air centers and other assets. CBL seeks to continuously strengthen its company and portfolio through active management, aggressive leasing and profitable reinvestment in its properties. For more information visit cblproperties.com.

Information included herein contains “forward-looking statements” within the meaning of the federal securities laws. Such statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual events, financial and otherwise, may differ materially from the events and results discussed in the forward-looking statements. The reader is directed to the Company’s various filings with the Securities and Exchange Commission, including without limitation the Company’s Annual Report on Form 10-K, and the “Management's Discussion and Analysis of Financial Condition and Results of Operations” included therein, for a discussion of such risks and uncertainties.

-END-

Investor Contact: Katie Reinsmidt, Executive Vice President & Chief Investment Officer, 423.490.8301, Katie.Reinsmidt@cblproperties.com

CBL Properties  |  423.855.0001  |  cblproperties.com

Exhibit 99.2

News Release

Media Contact:  Stacey Keating, Vice President– Corporate Communications, 423.490.8361, Stacey.Keating@cblproperties.com

CBL PROPERTIES DECLARES THIRD QUARTER COMMON STOCK DIVIDEND

CHATTANOOGA, Tenn. (August 10, 2022) – CBL Properties (NYSE:CBL) today announced that its board of directors has declared a dividend of $0.25 per common share, payable in all cash, for the quarter ending September 30, 2022.  The dividend, which equates to an annual dividend payment of $1.00 per common share, is payable on September 30, 2022, to shareholders of record as of September 15, 2022.

Special Dividends - Update

Based on updated projections of taxable income for the twelve months ended December 31, 2022, CBL expects to distribute a special one-time dividend in the range of $75 to $100 million to meet minimum distribution requirements.  The exact amount of the special dividend will be determined by CBL’s board of directors in the fourth quarter and will be subject to the board’s ongoing review of the company’s financial performance over the remainder of the year in relation to current projections.  Subject to IRS guidelines, the special dividend may be distributed in all cash or in a combination of cash and common stock, as determined at the time by CBL’s board of directors.

About CBL Properties

Headquartered in Chattanooga, TN, CBL Properties owns and manages a national portfolio of market-dominant properties located in dynamic and growing communities. CBL’s owned and managed portfolio is comprised of 95 properties totaling 59.6 million square feet across 24 states, including 57 high-quality enclosed malls, outlet centers and lifestyle retail centers as well as more than 30 open-air centers and other assets. CBL seeks to continuously strengthen its company and portfolio through active management, aggressive leasing and profitable reinvestment in its properties. For more information visit cblproperties.com.

Information included herein contains “forward-looking statements” within the meaning of the federal securities laws. Such statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual events, financial and otherwise, may differ materially from the events and results discussed in the forward-looking statements. The reader is directed to the Company’s various filings with the Securities and Exchange Commission, including without limitation the Company’s Annual Report on Form 10-K, and the “Management's Discussion and Analysis of Financial Condition and Results of Operations” included therein, for a discussion of such risks and uncertainties.

-END-

CBL Properties  |  423.855.0001  |  cblproperties.com